

June 14, 2012

<u>Via E-mail</u>
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re: China Yida Holding, Co.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed June 4, 2012**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **File No. 001-34567**

Dear Mr. Chen:

    We have reviewed your filings and response letter dated June 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

Our Variable Interest Entity Agreements, page 3

1. We note your disclosure on page 2 that Fujian Jiaoguang has no material business operations and your disclosure on page 3 that "[a]ll the assets and revenue of Fujian Jiaoguang have been transferred to Fuyu, our wholly owned subsidiary, on July 31, 2011 pursuant to an agreement by and among Fujian Jiaoguang, Fuyu and Fujian Xinhengji

Advitisement Co., Ltd." However, on page F-8 you report $12,091,197 of total current assets and $10,011,732 of total current liabilities for Fujian Jiaoguang as of December 31, 2011. Please explain why Fujian Jiaoguang has significant assets and liabilities if it does not have any operations. In addition, disclose the nature of the intercompany receivables and payables identified on page F-8. Identify and quantify to whom and from whom these amounts are owed and why.

Yunding Park, page 6

2. We note your response to comment 3 from our letter dated April 24, 2012. Please expand your disclosure to clarify whether there are any contractual arrangements indicating that Fujian Yida should receive the revenues from Yunding Park ticket sales despite the fact that Hong Kong Yi Tat is the party to the Cooperative Agreement with the local government.

Yang-Sheng Paradise, page 9

3. We note your response to comment 6 from our letter dated April 24, 2012. Exhibit 10.22 was not re-filed with your amended 10-K. Please file this exhibit with your next amendment and clarify whether and, if applicable, when the parties amended the contract to reflect the summary you provided in your response.

Properties, page 27

4. We note your response to comments 12 and 13 from our letter dated April 24, 2012. Please consider including a chart clearly stating the relevant management and land use rights for each tourist destination. This revised disclosure should clearly distinguish between the company's existing and prospective rights.

5. We note your response to comment 13 from our letter dated April 24, 2012. Please quantify the advance payments Fenyi Yida made to the local farmers and include management's expectation for when it will be reimbursed for such land expenditure by the Fenyi government.

6. We note your response to comment 14 from our letter dated April 24, 2012. Please expand your disclosure to explain how you will be entitled to the profits generated from the construction of the sites for which you do not have land use rights.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

7. We note your response to comment 4 from our letter dated April 24, 2012 and your revised disclosure on page 7. Please include your revised disclosure in management's discussion and analysis as well. In this regard, provide similar quantified disclosure in

your discussion of tourism revenues for each tourist destination so that it is clear the extent to which increases or decreases in revenues are attributable to changes in the number of tourists visiting each tourist destination versus changes in entrance and other fees.

Item 9A. Controls and Procedures, page 38

8. We note your response to comment 24 from our letter dated April 24, 2012. As previously requested, amend your Form 10-K to disclose that your internal controls over financial reporting are not effective. Describe within the revised disclosure your accounting department's limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.

9. We note your response to comment 25 from our letter dated April 24, 2012. As previously requested, please amend your Form 10-K to disclose the recommendations and how you are addressing such recommendations.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

10. To the extent that comments on your 2011 Form 10-K apply to disclosure in your Form 10-Q, please revise your Form 10-Q to address the applicable comments.

Note 7. Intangible Assets, Net

Land use right, page 12

11. We note your reference to additional land use rights agreements. Please file each of these agreements as exhibits in an amendment to your Form 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Net Revenue, page 26

12. We note your statement that since you have no control over the frequency of program broadcasting of your Journey through China on the Train programs, there is "substantial instability" in your railway media revenue. Please clarify your disclosure to state, if true, that the instability of your railway media revenue results from advertisers being concerned about your lack of control over the frequency of program broadcasting and therefore purchasing fewer advertising spots from you. If this is not an accurate statement, please revise your disclosure to clarify the cause of the instability of such revenue.

Liquidity and Capital Resources, page 27

13. We note that the company has obtained an additional loan from China Minsheng Banking Corp, Ltd. Please file this loan agreement as an exhibit in an amendment to your Form 10-Q.

   You may contact Dean Suehiro, Staff Accountant at (202) 551-3458 or Robert Littlepage, Accountant Branch Chief at (202) 551-3705 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3702 with any other questions.

         Sincerely,

         /s/ Kathleen Krebs, for

         Larry Spirgel
         Assistant Director

cc: Via E-mail
   Eric M. Stein, Esq.